Magstar Capital, LLC

Financial Statement and
Independent Auditor's Report

December 31, 2022

Filed as a Public Document Pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934.

*** PUBLIC DOCUMENT ***

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70145

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Magstar Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 Willett Avenue, Suite 230
(No. and Street)

Port Chester	NY	10573
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Magli	(224) 343-2140	dmagli@magstarcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)
July 28, 2014		1839	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAGSTAR CAPITAL, LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, David Magli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Magstar Capital, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SARAH HOPKINS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
June 24, 2026

Signature: [signature]

Title:
Chief Executive Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Magstar Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Magstar Capital, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Magstar Capital, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Magstar Capital, LLC's management. Our responsibility is to express an opinion on Magstar Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Magstar Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Magstar Capital, LLC's auditor since 2021.

Maitland, Florida

April 7, 2023

MAGSTAR CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 164,320
Accounts receivable	848,463
Note receivable	56,340
Prepaid expenses	17,464
	$ 1,086,587

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$ 12,701
Accrued expenses	31,922
Loans payable	38,921
Contract liabilities	44,500
Other	17,596
	145,640
MEMBER'S EQUITY	940,947
	$ 1,086,587

The accompanying notes are an integral part of this statement.

MAGSTAR CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Magstar Capital, LLC (the "Company") was incorporated in the State of New York on January 26, 2018. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and various states, and, in this capacity, it performs financial advisory, capital raising, and investment banking services.

Significant Accounting Policies. A summary of the Company's significant accounting policies are as follows. The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Management Estimates and Assumptions. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation limits.

Accounts Receivable and Allowances for Uncollectible Accounts. Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2022.

Revenue Recognition. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods of services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Significant Judgements. Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied do to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Initial/Advisory Fees. Initial/Advisory fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement. Performance obligations in these arrangements vary depending on the contract, but are typically satisfied at a point in time under the arrangement. These types of fees may also include retainer, and/or success fees, which are recognized upon the completion or cancelation of the deal.

Fairness Opinion and Valuation Fees. Fairness opinion and valuation fees are due in accordance with the terms of the executed agreement, and the performance obligation is satisfied upon issuance of the fairness opinion or valuation, as applicable. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon issuance of the fairness opinion or valuation.

MAGSTAR CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Placement/Underwriting Fees. Placement/Underwriting fees are due in accordance with the terms of the executed agreement, and the performance obligation is satisfied upon consummating an offering. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally when the respective closing of the offering has occurred.

Completion Fees. Completion fees are due in accordance with the terms of the executed agreement, typically either a dollar amount or percentage upon execution of a definitive agreement and the remainder upon closing, or a dollar amount or percentage upon closing. Performance obligation is satisfied upon the closing or cancelation of the transaction. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally upon completion of these events.

Reimbursed Expenses. The Company categorizes revenue related to expenses made on behalf of clients and reimbursable by clients as reimbursed expenses.

Costs to Obtain or Fulfill a Contract with a Customer. The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are expensed at the time the performance obligation has been satisfied.

The Company did not have assets from costs to obtain contracts with customers at January 1, 2022 and December 31, 2022, respectively. During the period, the Company did not recognize any expense to obtain or fulfill a contract with a customer.

Contract Liabilities. The Company records a contract liability when the Company receives payment in advance of satisfying its performance obligation and recognizing revenue.

Income Taxes. The Company, with the consent of its members, elected under the Internal Revenue Code to be taxed as an S-corporation. As such, the members of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The Company may be subject to various state and local income taxes.

Leases. The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification ("ASC") 842, *Leases*. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases of less than 12 months at lease commencement, which do not include an option to renew or purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

NOTE 2 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company cannot reasonably estimate losses for legal actions that are in the early stages of development where the plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including lengthy discovery to determine important factual matters, and by addressing unsettled legal questions relevant to the actions in question, before a loss can be reasonably estimated. The Company has received a claim seeking damages which total $6 million in total. Management, in consultation with counsel, has determined that material losses are not probable for this claim and whatever loss may be incurred cannot be reasonably estimated.

MAGSTAR CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENT

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Accounts Receivable. One customer accounted for 96% of accounts receivable as of December 31, 2022.

Fee Income. Three customers account for 77% of fee income for the year ending December 31, 2022.

Credit Risk. Due to the nature of the industry, revenue received from customers is typically non-recurring. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with new customers. Additionally, the Company may engage in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. The Company uses various analytical monitoring techniques to control is exposure to market risk.

NOTE 4 – PROFIT SHARING PLAN AND TRUST

The Company sponsors a retirement plan, the Magstar Capital, LLC 401(k) Profit Sharing Plan (the "Plan"), for the benefit of all eligible employees as defined in the Plan agreement. The Plan is comprised of two components: (i) an employer contribution profit sharing component, and (ii) a 401(k) component. The profit sharing component is discretionary and funded 100% by Company contributions.

NOTE 5 – LOANS PAYABLE

During 2020 the Company had received funding of $35,500 from a Disaster Loan Assistance loan through the Small Business Administration ("SBA") that was made available under the CARES Act passed by Congress in response to the COVID-19 pandemic. Loan payments . Loan payments on the Disaster Loan Assistance are deferred for one year and loan proceeds bear interest at 3.75% over a term of 30 years. After the deferral period, monthly installment payments of $174 will commence and each installment will first be applied to interest accrued to the date of receipt, and the remaining amount will be applied to principal.

NOTE 6 – RELATED PARTY TRANSACTIONS

Represents reimbursements made to the Company's member for out of pocket expenses made on behalf of the company.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a ratio of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $18,279 which was $11,536 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.53 to 1.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statement was issued.